UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibits 99.1 and 99.2 are the unaudited consolidated interim financial statements and related management’s discussion and analysis of financial condition and results of operations of Toro Corp. (“Toro” or “the Company”) for the six months ended June 30, 2026.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File Nos. 333-274652 and 333-290645).

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Interim Financial Statements for the Six Months Ended June 30, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: October 9, 2026
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer